SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

Mexico City, July 27, 2004 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2004.

América Móvil added 3.5 million subscribers in the second quarter as subscriber growth continued strong and even accelerated in various countries. With these additions our wireless subscriber base surpassed 50 million, ending the quarter with 50.3 million clients, most of them equity subscribers (49.3 million). The number of fixed lines reached 1.9 million, bringing the combined number of lines (fixed and wireless) to 52.3 million at the end of June.

In Mexico we gained 1.1 million subscribers in the quarter, with 1.2 million more coming from Brazil, 401 thousand from Argentina and 272 thousand from our Central American operations. We now have 25 .6 million subscribers in Mexico and more than 11 million in Brazil,

Second quarter revenues were up 9.4% on the quarter and 48.7% year-on-year, to 30.6 billion pesos. For the first half of 2004, América Móvil’s revenues totaled 58.5 billion pesos, 52% more than a year before.

EBITDA came in at 10.3 billion pesos in the quarter, bringing the total through June to 20.1 billion pesos. This figure is 36.9% greater than the one seen a year before.

An operating profit of 6.1 billion pesos was generated in the second quarter, which brought the total through June to 11.4 billion pesos. The latter was up 39.0% year-on-year. América Móvil turned a net profit of 3.1 billion pesos in the quarter and 7.3 billion in the six months through June.

On the back of a strong cash flow, América Móvil returned to the market 7.6 billion pesos in share buybacks and dividend payments. In addition, it completed the acquisition of various ownership interests in the net aggregate amount of 0.7 billion pesos and still managed to reduce its net debt by 2.2 billion pesos in the period (excluding the effect of certain reclassifications).

América Móvil Fundamentals
Constant Mex$

	Jan-Jun 04	2Q04	2Q03

EPS (Mex$)*	0.58	0.24	0.37
Earnings per ADR (US$)**	1.03	0.43	0.70
Net Income (millions of Mex$)	7,270	3,054	4,742
EBITDA (millions of Mex$)	20,096	10,282	7,934
EBIT (millions of Mex$)	11,369	6,089	4,306

Shares Outstanding (billion)	12.50	12.50	12.92
ADRs Equivalent (billion)	0.62	0.62	0.65

* Net Income / Total Sharesoutstanding
** 20 Shares per ADR

Relevant events

In June América Móvil reached an agreement to acquire 100% of Megatel, a wireless operator in Honduras with 98 thousand subscribers. The transaction was closed in July. Also in June, América Móvil agreed to purchase a 50.03% controlling interest in Nicaraguan company Enitel, a telecom company that provides both fixed-line and wireless services. Upon the closing of this transaction América Móvil will own 99.03% of Enitel.

América Móvil acquired in July the remaining minority interest (8%) in Argentinean wireless company CTI. It now owns 100% of the company.

In the same month the company placed 1.75 billion pesos of medium term notes (4 and 6 years) in the Mexican market.

América Móvil's Subsidiaries & Affiliates as of June 2004

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	92.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	97.6%	Global Consolidation Method
- Colombia	Comcel	wireless	95.7%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	52.6%	Global Consolidation Method
- Guatemala	ACT	wireless, wireline	99.0%	Global Consolidation Method
- Honduras	Megatel*	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel*	wireless, wireline	49.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- Mexico	US Commercial Corp.	other	29.9%	Equity Method
- U.S.A	Telvista	other	45.0%	Equity Method

*Still not being consolidated in América Móvil's consolidated results.

Subscribers

At the end of the first half of the year, América Móvil’s wireless subscriber base surpassed the 50 million mark, with net additions of 3.5 million in the second quarter and 6.4 million in the first half of the year. Fixed lines stood at 1.9 million, leading the combined number of lines to 52.3 million at the end of June.

América Móvil’s Brazilian subsidiary, under the brand name Claro, added approximately 1.2 million subscribers in the second quarter, followed by Telcel with nearly 1.1 million net adds. These operations accounted for over two thirds of the group’s net additions in the period. The number of gross adds in Brazil practically doubled relative to the previous quarter, and was almost 1.5 times greater than the one seen in the last quarter of 2003.

CTI in Argentina was among the fastest-growing subsidiaries in the quarter, with nearly 25% subscriber growth quarter-on-quarter, and the third largest contributor in terms of subscriber gains (401 thousand).

The combined wireless subscriber base in Central America reached 1.8 million after net additions of 272 thousand in the quarter and 515 thousand in the first six months of the year. El Salvador was one of the subsidiaries with more rapid growth (almost 25% in the quarter).

Tracfone in the US and Comcel in Colombia registered a similar number of net additions in the quarter (214 thousand), whereas Conecel in Ecuador obtained 135 thousand for a 57.8% annual increase in subscribers.

Subscribers as of June 2004
Thousands

	Total(1)					Equity (2)

Country	Jun-04	Mar-04	Var.%	Jun-03	Var.%	Jun-04	Mar-04	Var.%	Jun-03	Var.%

Mexico	25,637	24,574	4.3%	21,307	20.3%	25,637	24,574	4.3%	21,307	20.3%
Argentina	2,016	1,615	24.8%	1,331	51.4%	1,855	1,486	24.8%	0	n.m.
Brazil	11,115	9,957	11.6%	8,369	32.8%	10,805	9,553	13.1%	6,085	77.6%

Colombia	4,319	4,106	5.2%	3,518	22.8%	4,133	3,930	5.2%	3,367	22.8%
Ecuador	1,826	1,691	8.0%	1,157	57.8%	1,826	1,691	8.0%	932	95.8%
El Salvador	349	279	24.9%	152	129.3%	183	147	24.9%	0	n.m.

Guatemala	1,059	951	11.4%	725	46.2%	1,049	940	11.6%	705	48.7%
Honduras	98	61	60.1%	0	n.m.	98	0	n.m.	0	n.m.
Nicaragua(3)	338	281	20.5%	104	225.1%	250	205	22.0%	28	780.1%

U.S.A.	3,560	3,347	6.4%	2,429	46.6%	3,496	3,286	6.4%	2,375	47.2%

Total Wireless	50,317	46,863	7.4%	39,091	28.7%	49,332	45,812	7.7%	34,799	41.8%

El Salvador	756	727	3.9%	624	21.1%	398	383	3.9%	0	n.m.
Guatemala	972	954	1.9%	833	16.6%	962	942	2.1%	811	18.7%
Nicaragua	205	205	0.0%	178	15.3%	100	100	0.0%	0	n.m.

Total Fixed	1,933	1,886	2.5%	1,635	18.2%	1,460	1,425	2.5%	811	80.1%

Total Lines	52,250	48,749	7.2%	40,726	28.3%	50,792	47,237	7.5%	35,610	42.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Includes Enitel.

América Móvil’s Consolidated Results

The unusually strong subscriber growth mentioned above helped bring about good revenue increases in the second quarter but had an impact on EBITDA margins in various operations. As regards revenues, they shot up by 9.4% quarter-on-quarter and 48.7% year-on-year, to reach 30.6 billion pesos. These revenues brought the total for the first half of the year to 58.5 billion pesos, 52.0% more than in the same period of 2003.

EBITDA came in at 10.3 billion pesos, up 4.8% in the quarter and 29.6% on an annual basis. The implied EBITDA margin, 33.6%, came down from the previous quarter as a consequence of the acceleration of subscriber growth in several countries (notably Brazil, Argentina and the Central American countries) and of continued strong growth in most other countries where América Móvil has operations, including Mexico.

Faster subscriber growth entails greater subscriber acquisition costs and can lead to a lower EBITDA margin. In Brazil the EBITDA losses generated by the greenfield operations launched towards the end of 2003 in Bahia/Sergipe and Paraná/Santa Catarina have been larger than anticipated on account of the more rapid subscriber growth but also of the costs associated with the development of our distribution network and the marketing of our brand in these regions.

As regards operating profits, they totaled 6.1 billion pesos in the quarter and 11.4 billion in the first half of the year and were up by 41.4% and 39.0% year-on-year, respectively.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	2Q04	2Q03	Var.%	Jan-Jun 04	Jan-Jun 03	Var.%

Service Revenues	25,613	18,050	41.9%	49,325	34,043	44.9%
Equipment Revenues	4,945	2,500	97.8%	9,164	4,439	106.5%

Total Revenues	30,558	20,550	48.7%	58,489	38,481	52.0%

Cost of Service	6,133	4,536	35.2%	11,988	8,631	38.9%
Cost of Equipment	8,264	4,258	94.1%	15,149	7,906	91.6%
Selling, General & Administrative Expenses	5,880	3,821	53.9%	11,256	7,265	54.9%

Total Costs and Expenses	20,276	12,615	60.7%	38,393	23,803	61.3%

Ebitda	10,282	7,934	29.6%	20,096	14,679	36.9%
% of Total Revenues	33.6%	38.6%		34.4%	38.1%

Depreciation & Amortization	4,192	3,629	15.5%	8,728	6,501	34.2%

Ebit	6,089	4,306	41.4%	11,369	8,177	39.0%
% of Total Revenues	19.9%	21.0%		19.4%	21.3%

Net Interest Expense	401	360	11.4%	886	528	67.9%

Other Financial Expenses	166	349	-52.4%	405	523	-22.5%
Foreign Exchange Loss	1,239	-1,872	166.2%	1,133	-1,443	178.5%
Monetary Result	-373	-49	n.m.	-1,355	-1,140	-18.9%

Comprehensive Financing Cost (Income)	1,433	-1,213	218.2%	1,069	-1,532	169.8%

Other Income and Expenses	85	-44	292.9%	159	56	181.6%
Income & Deferred Taxes	1,267	619	104.7%	2,521	1,572	60.4%

Net Income before Minority Interest and Equity	3,304	4,943	-33.2%	7,619	8,081	-5.7%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	-14	-70	79.9%	-36	-89	59.5%
Minority Interest	-236	-131	-80.0%	-313	-137	-128.0%

Net Income	3,054	4,742	-35.6%	7,270	7,855	-7.4%

*n.m. = not meaningful

The quarter’s comprehensive financing cost amounted to 1.4 billion pesos and resulted for the most part from foreign exchange losses registered in the period as the currencies of several countries, but in particular those of Mexico and Brazil, depreciated relative to the U.S. dollar. A year earlier important foreign exchange gains were registered in the quarter. For the first half of 2004 the net financing cost was 1.1 billion pesos, compared to a net financing income of 1.5 billion pesos the previous year.

The company generated a net profit of 3.1 billion pesos in the quarter and 7.3 billion pesos in the first half of 2004, equivalent to 24 peso cents per share or 43 dollar cents per ADR.

América Móvil devoted a significant share of its free cash flow to the purchase of its own shares in the market and the payment of dividends. Together, these accounted for 7.6 billion pesos. In addition, the company acquired ownership interests in new companies (100% of Megatel in Honduras and 49.0% of Enitel in Nicaragua with an additional 50.03% in the latter yet to close) and increased its stake in various subsidiaries, for a net aggregate amount of 0.7 billion pesos. Finally, the company’s net debt came down by 2.2 billion pesos since December, on account of surplus cash flow net of foreign exchange variations.

The company’s net debt was further reduced by a reclassification of certain stockholdings from “investment in affiliates” to “securities available for sale” (2.3 billion pesos). Considering this reclassification, net debt came down by 4.5 billion pesos in the first half of the year, to 35.4 billion pesos.

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Jun-04	Dec-03	Var.%	Jun-03	Var.%

Current Assets
Cash & Securities	15,814	10,244	54.4%	13,243	19.4%
Accounts Receivable	12,467	11,599	7.5%	6,816	82.9%
Other Current Assets	3,376	2,873	17.5%	2,042	653%
Inventories	6,988	5,313	31.5%	3,167	120.7%

	38,646	30,029	28.7%	25,269	52.9%

Long-Term Assets
Plant & Equipment	78,423	72,308	8.5%	66,740	17.5%
Investments in Affiliates	1,869	2,590	-27.8%	3,280	-43.0%

Deferred Assets
Goodwill (Net)	8,608	8,158	5.5%	5,892	46.1%
Brands, Patents & Licenses (Net)	32,638	34,235	-4.7%	28,528	14.4%
Deferred Assets	4,757	5,074	-6.3%	0	n.m.

Total Assets	164,941	152,394	8.2%	129,709	27.2%

	Jun-04	Dec-03	Var.%	Jun-03	Var.%

Current Liabilities
Short Term Debt**	5,729	12,303	-53.4%	6,083	-5.8%
Accounts Payable	26,830	20,266	32.4%	13,428	99.8%
Other Current Liabilities	9,463	7,855	20.5%	5,743	64.8%

	42,022	40,425	4.0%	25,254	66.4%

Long-Term Liabilities
Long Term Debt	45,437	37,804	20.2%	37,818	20.1%
Other Long-Term Liabilities	3,710	3,839	-3.4%	2,178	70.3%

	49,146	41,643	18.0%	39,995	22.9%

Shareholder's Equity	73,772	70,327	4.9%	64,460	14.4%

Total Liabilities and Equity	164,941	152,394	8.2%	129,709	27.2%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Mexico

Telcel’s second quarter results continued to reflect the improved economic activity in Mexico as well as the company’s ability to leverage its scale, competitive position and sound financial situation.

Subscriber growth in the quarter came in at 1.1 million new subscribers for a sequential increase of 4.3%; through June, net additions totaled 2.2 million.

Total revenues came in at 16.7 billion pesos, up 7.8% in the quarter with service revenues expanding at a similar rate. For the first six months of the year, revenues at Telcel reached 32.3 billion pesos and were 30.3% higher than those of the same period a year before, even though the Easter holiday this year took place in the second quarter. Overall traffic continued with its steady growth, with MOU growing 2.6% quarter over quarter and 25.9% over a year before. The growth in MOU helped bring about a 2.9% sequential increase in ARPU.

The company’s second quarter EBITDA, 7.3 billion pesos, was up 9.9% on the quarter and resulted in a margin of 43.7% of revenues, an 80 basis points increase over the previous quarter. This improvement was obtained in spite of the strong subscriber growth in the period. For the first half of the year, EBITDA came in at 14.0 billion pesos (43.3% of revenues) and was up more than one third year-on-year.

As regards operating profits, they reached 6.1 billion pesos in the quarter (11.5% sequential growth and 38.0% annually) and 11.6 billion through June (45.0% vs. a year before).

Telcel’s expansion of its GSM platform continues at a rapid pace, with 28% of its clients already using that technology. The GSM platform continues to expand according to plan.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	2Q04	2Q03	Var.%	Jan-Jun 04	Jan-Jun 03	Var.%

Revenues	16,739	12,957	29.2%	32,334	24,817	30.3%

Ebitda	7,314	5,571	31.3%	13,999	10,359	35.1%
%	43.7%	43.0%		43.3%	41.7%

Ebit	6,101	4,421	38.0%	11,599	7,996	45.0%
%	36.4%	34.1%		35.9%	32.2%

Mexico's Operating Data

	2Q04	2Q03	Var.

Subscribers (thousands)	25,637	21,307	20.3%
Postpaid	1,581	1,398	13.1%
Prepaid	24,057	19,909	20.8%
MOU	99	79	25.9%
ARPU (Constant Mex$)	190	181	5.2%
Churn (%)	2.9%	3.1%	-0.2

Argentina

CTI’s net subscriber additions in the second quarter (401 thousand) came in almost twice as high as those of the previous quarter, bringing its total subscriber base to just over two million clients, almost 25% more than in March.

The company not only experienced brisk growth in subscribers, but also in the usage of its wireless services, with service revenues going up 18.9% sequentially on the back of an increase of 8.7% in MOU. Total revenues, at 297 million Argentinean pesos, were up 27.8% in the quarter and 81.6% over the previous year.

The ramp-up in subscriber growth in Argentina since late 2003 had an impact on EBITDA due essentially to subscriber acquisition costs. Second quarter EBITDA stood at 5 million Argentinean pesos, one tenth that of last year—when the market was not growing—whereas the figure through June was 44 million Argentinean pesos, 8.3% of revenues.

CTI reported an operating loss of 16 million Argentinean pesos in the second quarter. The operating loss is due essentially to greater subscriber acquisition and depreciation costs, the latter associated with the firm’s rapidly expanding capital expenditures, necessary for it to accommodate the vast inflow of subscribers and process significantly larger traffic volumes.

INCOME STATEMENT
Argentina
Millions of ARG$

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Total Revenues	297	163	81.6%	529	312	69.5%

EBITDA	5	55	-91.5%	44	108	-59.1%
%	1.6%	33.8%		8.3%	34.5%

EBIT	-16	40	-138.7%	7	79	-91.6%
%	-5.2%	24.5%		1.3%	25.3%

Argentina's Operating Data

	2Q04	2Q03	Var.%

Subscribers (thousands)*	2,016	1,331	51.5%
Postpaid	344	281	22.4%
Prepaid	1,672	1,050	59.2%
MOU	150	129	16.3%
ARPU (ARG$)	45	45	1.1%
Churn (%)	2.1%	2.0%	0.0

Brazil

The Brazilian operations under the brand name Claro added 1.2 million subscribers in the second quarter of the year, approximately 2.7 times more than the number of net additions obtained in the first quarter. By the end of June Claro’s subscriber base had reached 11.1 million clients, an increase of 11.6% over the previous quarter.

Total revenues stood at 1.2 billion reais, up 10.7% quarter-on-quarter and 67.8% over those of the same period a year before. For the first six months of 2004 revenues totaled 2.3 billion reais, an increase of 80.5% relative to the first half of 2003.

EBITDA came in at 4 million reais, reflecting the impact of additional subscriber acquisition costs on the back of a very strong expansion of the subscriber base. Although subscriber acquisition costs per gross add came down by approximately 8% in the first half of 2004 relative to a year before, the very high number of new subscribers resulted in an overall increase in the ratio of acquisition costs to revenues, and hence in a lower EBITDA margin. Other than subscriber acquisition costs, practically all other costs and expenses have been well contained by the cost-control policies the company has in place. In this respect it must be noted that the number of gross adds in the second quarter was nearly twice that of the previous quarter, and almost 1.5 times that of the fourth quarter of 2003: this alone would explain more than 100% of the quarterly reduction in EBITDA.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Revenues	1,190	709	67.8%	2,266	1,256	80.5%

Ebitda	4	187	-97.8%	168	370	-54.7%
%	0.3%	26.3%		7.4%	29.5%

Ebit	-339	-32	n.m.	-470	-9	n.m.
%	-28.5%	-4.5%		-20.7%	-0.7%

* Annual comparisons affected by migration to SMP regime and incorporation of BSE and BCp

It should be kept in mind that in addition to the six companies that now comprise the Claro group (ATL, Telet, Americel, Tess, BCP and BSE) there are operations in two new regions which were launched at the end of 2003: Bahia/Sergipe and Paraná/Santa Catarina. These being greenfield operations, they were expected to generate EBITDA losses at the outset. These losses have been greater than initially expected on account of the significantly more rapid subscriber growth than envisioned at first, but also of the costs involved in developing a distribution network and in marketing a new brand.

Brazil's Operating Data

	2Q04	2Q03	Var.%

Subscribers (thousands)	11,115	6,668	66.7%
Postpaid	2,028	1,153	76.0%
Prepaid	9,086	5,515	64.7%
MOU	97	87	11.7%
ARPU (R$)	27	33	-16.6%
Churn (%)	3.0%	2.4%	0.6

Central America

With 1.8 million subscribers at the end of June, América Móvil’s operations in Central America presented a 17.3% sequential increase in their subscriber base, with net additions of 272 thousand in the quarter. El Salvador posted one of the highest rates of subscriber growth in the quarter (almost 25%) and managed to more than double its client base in a year, to 349 thousand.

The combined revenues of these operations were 243 million dollars, driven by the sales of handsets linked to the acceleration of subscriber growth experienced in the region. Through June, revenues totaled 473 million dollars; double that of the same period of last year.

Second quarter EBITDA stood at 127 million dollars, or 52.3% of revenues, whereas for the first six months of the year it totaled 220 million dollars, with a similar EBITDA margin.

Operating profits (79 million dollars) rose almost 7% on a sequential basis, but on an annual basis they more than doubled. For the first half of the year they reached 153 million dollars, equivalent to 32.3% of revenues.

INCOME STATEMENT
Central America Consolidated*
Millions of US$

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Revenues	243	121	101.3%	473	235	101.2%

Ebitda	127	67	90.4%	252	134	88.1%
%	52.3%	55.3%		53.2%	56.9%

Ebit	79	38	109.6%	153	76	100.8%
%	32.6%	31.3%		32.3%	32.4%

*Annual comparisons affected by the incorporation of CTE.

Central America's Operating Data

	2Q04**	2Q03***	Var.%

Wireless Subscribers (thousands)	1,564	754	107.4%
Postpaid	149	70	112.5%
Prepaid	1,415	684	106.9%
Fixed Lines (thousands)	1,728	862	100.3%

Total Lines (Wireless + Fixed, 000's)	3,291	1,616	103.6%
MOU*	177	206	-14.1%
ARPU (US$)*	17	18	-5.3%

Churn (%)*	1.3%	0.9%	0.4

* Weighted by the number of wireless subscribers; refers to wireless operating data only.
** Does not include Enitel and Megatel figures.
*** Includes Guatemalan and Nicaraguan operations only.

Colombia

América Móvil’s Colombian subsidiary Comcel had 4.3 million subscribers at the end of June, having added 213 thousand new clients in the quarter (5.2% sequential growth) and 645 thousand thus far this year.

A 5.8% sequential increase in service revenues was offset by lower equipment sales during the quarter, thus leading to a 2.5% quarter over quarter drop in total revenues, which stood at 423 billion Colombian pesos. On an annual basis, second quarter revenues were up 23.3%, with revenues through June reaching 857 billion Colombian pesos, 30.1% more than a year before.

Comcel’s EBITDA, 144 billion Colombian pesos, rose 30.3% over the previous quarter and 15.9% on an annual basis. The EBITDA margin, 34.0%, was 8.6 percentage points higher than that of the previous quarter. The first semester’s EBITDA stood at 254 billion Colombian pesos, 11.6% more than in the same period the previous year.

INCOME STATEMENT
Colombia
Billion of COP$

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Total Revenues	423	343	23.3%	857	659	30.1%

EBITDA	144	124	15.9%	254	228	11.6%
%	34.0%	36.1%		29.6%	34.5%

EBIT	42	43	-2.4%	55	71	-22.0%
%	9.9%	12.5%		6.5%	10.8%

Colombia's Operating Data

	2Q04	2Q03	Var.%

Subscribers (thousands)	4,319	3,518	22.8%
Postpaid	1,165	1,124	3.6%
Prepaid	3,154	2,393	31.8%
MOU	106	82	28.9%
ARPU (COP$)	29,792	31,772	-6.2%
Churn (%)	2.6%	2.1%	0.4

Ecuador

Conecel added 135 thousand new subscribers in the second quarter, leading its subscriber base to reach 1.8 million at the end of June, 57.8% more than a year before. Through June net additions reached 288 thousand.

Revenues totaled 86 million dollars in the quarter, for a sequential increase of 9.0% and a year-on-year increase of 65.7% (not including in the second quarter of 2003 a non-recurring revenue).

At 32 million dollars and 37.7% of revenues, Conecel’s EBITDA and EBITDA margin improved compared to both the previous quarter and the same period a year before. The former increased 11.5% over the quarter and 73.5% annually. Through June, EBITDA amounted to 61 million dollars, representing an EBITDA margin of 37.3% over revenues.

INCOME STATEMENT
Ecuador
Millions of US$

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Revenues	86	52	65.7%	165	89	84.1%

Ebitda	32	19	73.5%	61	36	70.3%
%	37.7%	36.0%		37.3%	40.3%

Ebit	23	11	105.2%	42	22	94.2%
%	27.4%	22.1%		25.8%	24.4%

* Excludes an extraordinary revenue of 21.1 million dollars and an extraordinary cost of 14.8 million dollars in 2Q03.

Ecuador's Operating Data

	2Q04	2Q03	Var.%

Subscribers (thousands)	1,826	1,157	57.8%
Postpaid	148	88	67.0%
Prepaid	1,678	1,068	57.1%
MOU	44	49	-11.4%
ARPU (US$)	12	14	-9.3%
Churn (%)	3.7%	3.4%	0.3

United States

Tracfone ended June with 3.6 million subscribers, 214 thousand more than at the end of March (6.4%) and 46.6% more than a year ago.

Total revenues increased by 5.9% in the quarter and by 41.3% compared to the same period of the prior year to reach 185 million dollars, led by service revenues. Through June, revenues amounted to 359 million dollars, nearly 50% more than in the first six months of 2003.

Cost control policies and a more moderate subscriber growth in the quarter, helped bring about further EBITDA expansion. Second quarter EBITDA stood at 19 million dollars, surpassing that of the previous quarter by 2.1 times and by 3.7 times the one registered a year earlier. Tracfone’s EBITDA margin in the second quarter was the highest attained (10.3%). For the first six months of the year, EBITDA totaled 28 million dollars (7.8% of revenues), which compares with a slight loss observed a year before.

An operating profit of 15 million dollars was obtained in the quarter, almost three times larger than that seen the previous quarter.

INCOME STATEMENT
United States
US$ millions

	2Q04	2Q03	Var. %	Jan-Jun 04	Jan-Jun 03	Var. %

Revenues	185	131	41.3%	359	243	47.9%

Ebitda	19	5	269.5%	28	-1	n.m.
%	10.3%	3.9%		7.8%	-0.4%

Ebit	15	0	n.m.	20	-10	299.7%
%	8.1%	-0.1%		5.6%	-4.1%

* n.m. = not meaningful

United States' Operating Data

	2Q04	2Q03	Var.%

Subscribers (thousands)	3,560	2,429	46.6%
MOU	58	59	-1.0%
ARPU, Net (US$)*	18	15	18.8%
Churn (%)	4.5%	4.3%	0.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.